Mourant Ozannes (Hong Kong) LLP 1002-1008 10/F Gloucester Tower Landmark 15 Queen's Road Central Hong Kong T + 852 3995 5700 F + 852 3995 5799 Continental Stock Transfer & Trust Company 1 State Street, 30th Floor New York, NY 10004 United States of America Date | 22 July 2025 Our ref | 8069941/254031365/1 Dear Addressee Reliance on opinion relating to Prenetics Global Limited (the Company) We refer to our legal opinion dated 22 July 2025 (our opinion) relating to the Company. This letter sets out the terms on which we consent to disclose a copy of our opinion to you and to allow you to rely on it as though you were named in our opinion as an addressee to it. 1. Our opinion is dated 22 July 2025 (the issue date) and the opinions in it are only given on the issue date. 2. We have not revised our opinion or investigated whether there have been any changes of fact or law since the issue date that may affect its continuing accuracy. We do not assume any obligation to you to do so. 3. In preparing our opinion, we had regard solely to the interests of our client(s) on the issue date. 4. We are only liable to you in connection with the contents of our opinion. Neither this letter, nor any communication regarding its subject matter, creates a lawyer-client relationship between us and you or imposes on us any duty, obligation or liability outside the scope of our opinion. 5. We will only be liable once to the addressee of our opinion and all other persons (including you) we have allowed to rely on it (taken together) for a loss arising from the same fact, matter, event or circumstance giving rise to a claim in connection with it. 6. Our maximum liability to you in connection with our opinion is US$5 million. 7. You must commence any legal proceedings against us in connection with our opinion within one year of the date of this letter. We will have no responsibility or liability to you in connection with our opinion after this time period. 8. We will only disclose a copy of our opinion to you, and you may only rely on it, if you first sign, date and return to us a copy of this letter. Paul Christopher | Simon Lawrenson | Danielle Roman | Justine Lau | James Broad | Jessica Lee | Michael Popkin Mourant Ozannes (Hong Kong) LLP is a limited liability partnership under the Legal Practitioners Ordinance (Cap. 159) of Hong Kong and is registered and regulated by the Law Society of Hong Kong as a Foreign Law Firm. Further information about the partners and Mourant Ozannes (Hong Kong) LLP and other Mourant network members is available on our website: www.mourant.com mourant.com

8069941/254031365/1 2 Please confirm that you agree to the terms of this letter by signing, dating and returning to us a copy of it. This letter, and any non-contractual obligations arising out of it, are governed by, and to be interpreted in accordance with, Cayman Islands law. Yours faithfully Mourant Ozannes (Hong Kong) LLP

8069941/254031365/1 3 Confirmation We confirm that we agree to the terms of this letter and represent and warrant to you that the person who signs this letter on our behalf of is duly authorised to do so. …………………………………………………………………………… ……………………………………………………………………… On behalf of Continental Stock Transfer & Trust Company Date …………………………………………………………………………… Name of signatory